

June 11, 2014

Via E-mail
Mr. Roger S. Manny
Chief Financial Officer
Range Resources Corporation
100 Throckmorton, Suite 1200
Fort Worth, Texas 76102

> **Re: Range Resources Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 1-12209**

Dear Mr. Manny:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Business and Properties, page 2

Production, Price and Cost History, page 6

1.   The historical 2013 natural gas liquids yield ratio here is about 35 BNGL/MMCFG (=9255 MBNGL/264.5 BCFG). The projected yield from proved reserves on page seven is about 66 BNGL/MMCFG (= 374,412 MBNGL/5666 BCFG). Please explain this difference to us.

Undeveloped Acreage Expirations, page 13

2.   We note the expiration of 56% of your undeveloped acreage by year-end 2016. Please
        tell us the figures for the proved undeveloped reserves that you have attributed to
        locations that are scheduled for drilling after expiry.

Management's Discussion and Analysis of Results of Operations, page 38

Average Prices, page 41

3.   It appears that the historical 2013 "Average realized prices (including all derivative
        settlements)" for natural gas is $4.00/MCFG and the 2013 "Average realized prices
        (including all derivative settlements and third party transportation costs paid by Range)"
        is $3.08/MCFG. You have disclosed $3.75/MCFG (page F-41) as the average realized
        price for proved reserve determination. Please explain to us how you accounted for the
        apparent $.92/MCFG transportation cost in your reserve estimates.

Notes to Consolidated Financial Statements, Page F-10

Proved developed and undeveloped reserves: page F-42

4.   We note the inclusion of 676 BCFE of ethane proved reserves here. With reasonable
        detail, explain to us the terms of your ethane sales contracts and the benchmark and
        average realized prices you used in the estimation of proved reserves.

The following details the changes in proved undeveloped reserves for 2013 (Mmcfe), page F-43

5.   It appears the 2013 proved undeveloped reserves development rate is 14% (433.5
        BCFE/(3048-23)). Based on disclosure in the Forms 10-K for the 2012 and 2011 fiscal
        years, it appears the proved undeveloped reserves development for 2012 and 2011 are
        16% each. This cumulative conversion of 46% over three years does not indicate that
        your PUD development activities will comply with the requirements of Rule 4-10(a)(31)
        of Regulation S-X, i.e. "(ii) Undrilled locations can be classified as having [proved]
        undeveloped reserves only if a development plan has been adopted indicating that they
        are scheduled to be drilled within five years, unless the specific circumstances, justify a
        longer time." Please explain to us the reasons that your PUD conversion rates do not
        appear to follow a five year development schedule that complies with Regulation S-X.
        Address the PUD volumes that you have reclassified as unproven in each of the last three
        years due to "a slower pace of development activity beyond the five-year development
        horizon."

Exhibit 99.2
6.   We note the disclosure in this third party reserve report, "The professional qualifications
        of the petroleum consultants responsible for the evaluation of the reserves and economics

information presented in this report meet the standards of Reserves Auditor as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers". Item 1202(a)(7) of Regulation S-K requires that "…if the registrant represents that a third party conducted a reserves audit, disclose the qualifications of the technical person primarily responsible for overseeing such reserves audit." Please file a third party report that complies with Item 1202(a)(7) of Regulation S-K by disclosing the qualifications of the reserve auditor rather than referring to the SPE's requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director